UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CUSIP NUMBER 461868 10 1
FORM 12b-25	SEC FILE NUMBER 333-83152

NOTIFICATION OF LATE FILING

☒ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: December 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Inyx, Inc.
Former Name if Applicable:
Address of Principal Executive Office: 825 Third Avenue, 40th Floor, New York, NY 10022

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

____X___(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

____X___(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

________(c) The accountant’s statement or other exhibit required by Rule 12b-25 is attached.

PART III - NARRATIVE

Management has been focused on a number of transactions that the Company is currently involved in and therefore needs additional time to assemble and complete all financial and audit related matters as of December 31, 2006.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Ronald L. Brown - (214) 659-4469.

2.
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes  [ ] No

3.
Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes  [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date: March 16, 2007

Inyx, Inc.

By:	/s/ Jack Kachkar
Jack Kachkar, Chairman and Chief Executive Officer